United States securities and exchange commission logo





                               December 1, 2020

       Jesse Timmermans
       Chief Financial Officer
       Revolve Group, Inc.
       12889 Moore Street
       Cerritos, California 90703

                                                        Re: Revolve Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            File No. 001-38927

       Dear Mr. Timmermans:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Financial Statements
       Note 10. Segment Information, page 96

   1. In your Form 8-K filed November 12, 2020, you discuss sales results for various product categories. Please
revise your segment footnote to disclose your revenues for each group of similar products and
services. Alternatively, tell us in detail why it is impracticable to do so. Refer to ASC
280-10-50-40.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jesse Timmermans
Revolve Group, Inc.
December 1, 2020
Page 2

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769, if
you have any questions.



FirstName LastNameJesse Timmermans                       Sincerely,
Comapany NameRevolve Group, Inc.
                                                         Division of
Corporation Finance
December 1, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName